FOIA CONFIDENTIAL TREATMENT REQUESTED

FOR PORTIONS OF THIS LETTER

BY FREDDIE MAC PURSUANT TO RULE 83

August 20, 2013

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-34139

Dear Ms. Ciboroski:

This letter is in response to the Staff’s letter of comment dated August 6, 2013, with respect to the above referenced report. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin, page 46

1.	We note you will phase in the adverse classification and charge-off requirement of the advisory bulletin in 2014 and 2015. This advisory bulletin requires that you classify a single-family loan 180 days delinquent as “loss” and then charge-off the portion of the loan balance that exceeds the fair value of the property, less cost to sell and other available cash flows. You further state that your historical experience shows that a significant number of single-family loans that are 180 days or more delinquent will subsequently return to a current payment status either under the original terms or after the completion of a modification. Please address the following:

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

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Describe how this advisory bulletin will change your allowance for loan losses methodology for single-family loans. For example, specifically discuss whether it will have any effect on your allowance methodology for loans less than 180 days delinquent.

Our current allowance for loan losses methodology for single-family loans uses a quantitative approach to measure the allowance. We determine the allowance for single-family loans on both a collective and individual basis:

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Collectively evaluated allowance – The allowance for the majority of our loans is determined on a collective basis using estimated probabilities of default and loss severity. For this population of loans, we estimate the allowance on homogeneous pools of single-family loans using a statistically-based model that evaluates a variety of factors affecting collectability of the outstanding loan balance. Our single-family models that determine the probability of default use the most recent 12 months of actual loan performance data, including loan status and delinquency data reported by our servicers that provides a loan level history of delinquency, foreclosures, foreclosure alternatives, modifications, and seller/servicer repurchases. Our single-family loan loss severity is currently estimated from the most recent three months of sales experience realized on our distressed property dispositions, pre-foreclosure expenses, mortgage insurance and other credit enhancement recoveries, and recoveries from seller/servicer repurchases. We validate and calibrate our models and model inputs to reflect current conditions as of the balance sheet date.

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Individually evaluated allowance – Individually impaired single-family loans represent loans that have undergone a troubled debt restructuring. Our allowance for this population of loans is equal to the excess of the recorded investment in the loan over the present value of expected future cash flows, discounted at the loan’s original effective interest rate. Our expectation of future cash flows incorporates the estimated probability of default for the loan, using the same model-based probabilities of default that are used in determining our collective allowance.

Our allowance for loan losses methodology will not change upon adoption of the Advisory Bulletin1. We will continue to measure both the collective and individual allowances based on our best estimate of probable incurred losses as described above. However, the Advisory Bulletin will require us to change our charge-off policy.

1 Advisory Bulletin AB 2012-02, Framework for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention, as subsequently interpreted by Questions and Answers Regarding FHFA Advisory Bulletin 2012-02: Application of Guidance for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention, and Advisory Bulletin AB 2013-02, Clarification of Implementation for Advisory Bulletin 2012-02, Framework for Adversely Classifying Loans, Other Real Estate Owned, and Other Assets and Listing Assets for Special Mention are collectively referred to in this response as the “Advisory Bulletin”.

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

The Advisory Bulletin requires classification of a loan as a “loss” when a loan is no more than 180 days delinquent, within 60 days of a bankruptcy filing, or within 90 days of discovery of fraud. Loans that are classified as a “loss” must be charged-off to the fair value of the property, less cost to sell, plus estimated cash flows from mortgage insurance, supplemental insurance, loss sharing arrangements, loan guarantees, and seller/servicer repurchases (hereinafter referred to as the fair value of the underlying collateral) in the period in which “loss” classification occurs.

Under the Advisory Bulletin, we will charge-off a loan (in full or in part) classified as a “loss” based on a qualitative assessment that the loan is uncollectible (i.e., based on assumptions about borrower behavior). The qualitative assessment will effectively assume that a borrower that is 180 days delinquent has demonstrated an inability or lack of willingness to meet their obligation to make timely payments on their mortgage loan and has not been responsive to various efforts to cure the delinquency. This is a change from our existing policy, where we quantitatively determine that a loan is uncollectible (i.e., based on loan performance supported by our historical data). We currently determine that a loan is uncollectible and record a charge-off at final disposition of the loan through foreclosure or other loss event, because the probability that a borrower will reperform (i.e., successful loan modification, repayment plan, cure of the delinquency, or other no loss event such as borrower payoff, repurchase from the seller/servicer, or sale of the underlying collateral by the borrower) prior to a foreclosure or other loss event is significant. This is largely due to the success of our loss mitigation programs that continue until a foreclosure is completed.

Under the Advisory Bulletin, the amount of the charge-off for loans classified as a “loss” may exceed the estimated amount of incurred losses because the charge-off does not consider the effect of cash flows from borrower re-performance after a loan becomes 180 days delinquent, while the amount of incurred loss does. Under the Advisory Bulletin, we will not include the probability that a borrower may reperform in our measurement of the fair value of the underlying collateral. As a result, we will qualitatively assume the probability of default for a loan classified as a “loss” to be 100%, thereby causing the amount charged off to exceed the allowance for loan losses (or said differently, loans classified as a “loss” will be charged-off to the fair value of the underlying collateral). When this occurs, we will record a charge, which we intend to record as an additional provision for credit losses, equal to the difference between the amount of the charge-off and the existing allowance for loan losses for loans classified as a “loss.”

The adoption of these changes in our charge-off policy may have a significant impact on our financial results. Under both our current and new charge-off policies, we will experience the same final realized loss on any given loan; however, the timing of the charge-off will change. We expect the new policy to result in an increase in losses when loans are classified as a “loss” (e.g., additional provision for credit losses for reducing loans classified as a “loss” to the fair value of the underlying collateral) and

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

an increase in recoveries in future periods, if and when loans previously written down to the fair value of the underlying collateral value re-perform.

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Describe in more detail when you determine foreclosure to be probable for your single-family loans, and quantify the amount of loans for which you have measured impairment based on an estimate of the underlying collateral value consistent with your existing allowance methodology discussed on page 216. As part of your response, to the extent known, please discuss the effect that the advisory bulletin will have on the overall timing of when the allowance will be measured based on fair value less costs to sell, as well as on the overall volume of loans that will be affected.

We currently use a quantitative assessment to determine when foreclosure is probable for our single-family loans. We analyze the model-based probabilities of default for homogeneous pools of single-family loans to determine whether such probabilities of default indicate that foreclosure is probable for that pool. The model-based probabilities of default measure the probability that a loan will result in a foreclosure or foreclosure alternative that results in a loss to Freddie Mac. We believe that foreclosure is probable if the probability of default for a particular pool is greater than or equal to approximately 80%. Currently, and historically, our model-based probabilities of default have not reached the 80% threshold for any of our loan pools, including those that include loans that will be classified as a “loss” under the Advisory Bulletin. As a result, we do not have any single-family loans for which we measure impairment solely based on the fair value of the underlying collateral value.

We also note that FASB Accounting Standards Codification Subtopic 310-10 (Receivables – Overall), specifically paragraph 310-10-35-32, requires measurement of impairment based on the fair value of the underlying collateral when foreclosure is probable, but does not require a charge-off when foreclosure is probable. Rather, paragraph 310-10-35-41 specifies a different threshold for recording a charge-off (i.e., when a loan or portion thereof is uncollectible). We believe that the threshold for asserting that a loan is uncollectible is higher than the threshold for recognizing impairment (probable of loss). We believe that a probability of default of 90% or greater would be a potential indicator that a loan is uncollectible when using a quantitative methodology for determining that a loan is uncollectible. Therefore, the recognition of impairment (or the determination that foreclosure is probable) in and of itself does not imply that all or a portion of a loan is uncollectible. As stated above, our model-based probabilities of default are currently, and have historically been, below 80% for all of our loan pools, including those that include loans that will be classified as a “loss” under the Advisory Bulletin.

Upon adoption of the Advisory Bulletin, we will no longer utilize a quantitative assessment based on historical data to determine whether impairment should be measured based on the fair value of the underlying collateral when a loan is classified as a “loss.” Instead, we will qualitatively assume that the probability of default is equal to 100% when a loan is classified as a “loss.” We will charge-off these loans to

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

the fair value of the underlying collateral. Further declines in collateral value in subsequent periods will continue to be charged-off, while increases in collateral value in subsequent periods will not be recognized until they are realized (i.e., at REO acquisition).

[Paragraph redacted]

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Describe the historical experience you have which supports your disclosure that a “significant” number of single-family loans that are 180 days or more delinquent will subsequently return to payment status under either the original terms or after the completion of the modification. Clarify the extent to which this statement considers the subsequent default rates of your modification programs.

We consider subsequent default rates of modification programs, including in assessing our historical experience that supports our disclosure that a significant number of single-family loans that are 180 days or more delinquent will subsequently return to current payment status.

We primarily considered our model-based probabilities of default when assessing the performance of single-family loans that are 180 days or more delinquent. Our single-family allowance for loan losses is based on a model that produces a probability of default based on various loan characteristics. This model is calibrated to the most recent 12 months of actual loan performance data and is back-tested regularly to ensure that the probabilities produced by the model are consistent with actual results.

Based on our historical loan performance data, the model produces the probability of various outcomes based on a particular loan’s characteristics. These potential outcomes include:

•	Prepayment and/or full payoff;
•	For delinquent loans, transition to current status through cure of the delinquency (i.e., repayment of past due amounts);
•	Successful loan modification (total loan modifications, adjusted for re-defaults);
•	Seller/servicer repurchase at unpaid contractual amounts due; and
•	Foreclosure or foreclosure alternative, such as a short sale or deed-in-lieu of foreclosure.

[Paragraph redacted]

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Your disclosure on page 216 indicates that in your loan loss estimate you consider the expected ability to partially mitigate losses through modification or other alternatives to foreclosure. Tell us whether the timing of your modification activities is expected to affect the level of the allowance based on the guidance in the advisory bulletin. For example, clarify whether a loan modification that has not occurred as of 180 days past due, but is expected to occur later is considered

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

in your current methodology and whether it would be considered under the advisory bulletin.

Under our current methodology, the model-based probabilities of default incorporate the probability that a loan that is 180 days delinquent will result in a successful modification. These probabilities are calibrated to recent historical experience and are back-tested regularly. As a result, our allowance for loan losses reflects our estimate of losses that we will incur on these loans. For loans where the likely outcome is a successful loan modification, there is no loss event to measure (other than recognition and measurement of the interest rate concession when it is ultimately granted) because we do not forgive principal.

The Advisory Bulletin provides for the exclusion of loans from “loss” classification if the loan is in an active loan modification trial period at the time of “loss” classification. However, if the loan is not in an active loan modification trial period when it becomes 180 days delinquent, that loan is subject to the charge-off provisions of the Advisory Bulletin. We will not incorporate the future expectations of cash flows from successful loan modifications into our measurement of the charge-off if the modification is not known when the loan becomes 180 days delinquent.

We expect to record additional losses under the Advisory Bulletin that we would not record under our current methodology related to expected future cash flows from successful loan modifications that occur after a loan becomes 180 days delinquent. Under the Advisory Bulletin, cash flows on loans that are modified after becoming 180 days delinquent will be recorded as recoveries when received, as described further below.

At the present time, a significant portion (more than 50%) of our loan modification activity occurs subsequent to a loan becoming 180 days delinquent. This is driven by a number of factors, including servicer backlogs, lack of borrower responsiveness to loss mitigation efforts and extended foreclosure timelines.

We believe it is beneficial to accelerate the timing of our loss mitigation activities and have implemented programs to motivate servicers to act in the earlier stages of loan delinquency. We have recently implemented new programs (that is, the streamlined modification program and default servicing standards) that are designed to better achieve that goal. However, it is too early to determine the impact that these programs will have on our current loss mitigation timelines.

Absent a fundamental change in the timing of our loss mitigation activity, the adoption of the Advisory Bulletin will result in a change in our accounting policy for charge-offs and a change in the timing of loss recognition. At transition, we would record a charge-off that exceeds the estimate of incurred losses currently recorded within our allowance for loan losses. Going forward, the amount of the charge-off at 180 days past due will exceed our best estimate of incurred losses. Additionally, we

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

would record larger loss recoveries for loans that become 180 days past due and subsequently re-perform. These changes may be significant to our financial results.

•	Clarify the types of cash flows that can be considered as part of “other available cash flows” in the advisory bulletin.

We will consider cash flows from mortgage insurance, supplemental insurance, loss sharing arrangements, loan guarantees, and seller/servicer repurchases due to violations of representations and warranties as “other available cash flows” under the Advisory Bulletin.

We will not consider cash flows from borrower re-performance, such as payoffs, full or partial repayment, and successful loan modifications, as part of “other available cash flows” under the Advisory Bulletin.

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Tell us whether you will consider the average amount expected to be recovered on these loans in the amount you will charge-off under the advisory bulletin, similar to your current allowance methodology which considers actual and estimated rates of collateral loss severity.

The amount charged-off under the Advisory Bulletin will be equal to the excess of the recorded investment in the loan over the estimated fair value of the underlying collateral. The charge-off will not be adjusted for expected cash flows from borrower re-performance, such as payoffs, full or partial re-payments, or successful loan modifications. As a result, the amount of the charge-off will exceed our estimate of incurred losses recognized in our allowance for loan losses. Recoveries will be recorded when received over time, as described below.

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Describe how you will account for recoveries (e.g. under a cost recovery method, etc.) and when the amount will be reported through loan loss reserves versus as a reduction in real estate owned (REO) operations expense.

GAAP is not prescriptive as to the approach to recognition and measurement of the charge-off recovery when a previously charged-off loan re-performs. We will account for recoveries using principles consistent with the guidance for accounting for re-performing loans issued by the federal banking regulators. Specifically, federal banking regulators have provided the following guidance:

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Cost-recovery method – When doubt exists about the ultimate collectability of principal in full, payments received should be applied to principal to the extent necessary to reduce such doubt. Once the principal balance is reduced to zero, subsequent payments should be recorded as recovery of prior charge-offs, and then as interest income.

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

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Cash-basis method – When doubt about the ultimate collectability of principal no longer exists, payments received should be applied by allocating the payment to interest income, reduction of principal, and recovery of prior charge-offs.

We believe that substantially all of our recoveries meet the requirements for the cash-basis method (i.e., doubt about collectability does not exist) and that the cash-basis method most appropriately reflects the economics of our loan re-performance (i.e., loans are not permanently modified until they have completed a trial period where several months of modified loan payments have been made). Accordingly, we will account for our recoveries using the cash-basis method. Loans will be placed on, and removed from, non-accrual status consistent with our existing accounting policies. We do not believe that recoveries that meet the requirements for the cost-recovery method will be significant. As such, we do not believe that applying the cost-recovery method rather than the cash-basis method to those recoveries would have a significant impact on our financial results.

We will account for the different types of recoveries we expect to receive as follows:

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Recoveries of prior charge-offs due to receipt of borrower payments under either the original or modified loan terms will be recorded on a cash-basis by accreting the prior charge-off to the allowance for loan losses using the effective interest method.

•	Recoveries of prior charge-offs due to payoffs and seller/servicer repurchases will be recorded to the allowance for loan losses.

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At the time of REO acquisition (i.e., foreclosure or deed-in-lieu of foreclosure), increases in the fair value of the underlying collateral since the initial charge-off will be recorded as a recovery to the allowance for loan losses. For example, if the fair value of the underlying collateral at the time of charge-off is $60,000 and the fair value of the underlying collateral increases to $65,000 after charge off and before the time of REO acquisition, we will record the $5,000 increase in collateral value as a recovery to the allowance for loan losses at the time of REO acquisition.

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REO disposition gains will continue to be recorded to REO operations expense, consistent with our existing accounting policies. Other sources of recoveries of prior charge-offs subsequent to REO acquisition (for example, an increase in actual mortgage insurance proceeds over the estimated amount) will be recorded to the allowance for loan losses, consistent with our existing accounting policies.

•	Tell us the extent to which the advisory bulletin is expected to have an effect on the allowance methodology or charge-off policy for your Chapter 7 bankruptcy loans.

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Currently, we account for Chapter 7 bankruptcy loans as troubled debt restructurings and therefore record an allowance for loan losses based on our estimates of expected future cash flows. Certain of our Chapter 7 bankruptcy loans are current and have never been delinquent. Our estimates of expected future cash flows for these loans reflect this historical performance, and the allowance for loan losses on such loans is relatively low. Certain of our Chapter 7 bankruptcy loans are currently, or have previously been, delinquent, and the allowance for loan losses for such loans reflects a relatively higher probability of default. Adoption of the Advisory Bulletin will not change our allowance methodology for Chapter 7 bankruptcy loans.

Under the Advisory Bulletin, we will charge-off Chapter 7 bankruptcy loans to the fair value of the underlying collateral less cost to sell within 60 days of the bankruptcy filing, unless it can be clearly demonstrated and documented that repayment is likely to occur. As a result, the amount of the charge-off will exceed our estimate of incurred losses recognized in our allowance for loan losses. Recoveries will be recorded when received over time, as described above.

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Tell us the extent to which the advisory bulletin is expected to have an effect on your delinquency statistics given the guidance in the bulletin on the effect of partial payments on your delinquency statistics.

We do not expect the Advisory Bulletin to impact our delinquency statistics, as we believe that our existing treatment of partial payments is consistent with that prescribed in the Advisory Bulletin.

Note 7: Investments in Securities, page 248

2.	We note from Table 7.4 that your net impairment recognized in earnings during 2012 was $2.2 billion. You state on page 210 that you estimate that $1.3 billion of the net impairment was due to a change in your other-than-temporary (OTTI) approach to use a third-party model for your single-family non-agency mortgage-related securities which increased the level of disaggregation for certain assumptions in projecting the cash flows for these securities. We also note that your impairment analysis considers bond insurance and the ability of the bond insurers’ to pay all future claims. Please address the following:

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Describe in greater detail the difference between the assumptions used in the third-party model and the model you used before the fourth quarter of 2012. Your response should address assumptions, new levels of disaggregation achieved, and inputs like loss severities, regional home prices, etc.

The primary differences between the assumptions used in the model we employed prior to the fourth quarter of 2012 (the “old model”) and those used in the third-party model we employed beginning in the fourth quarter of 2012 (the “new model”) are as follows:

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

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House Prices: The single-family house price assumptions used in the old model were based upon an internal house price index, using observed price movements of properties collateralizing conforming loans. The forecast of this index was applied at the state level. The single-family house price assumptions used in the new model are based upon historical price movements as indicated by the Case-Shiller Index, and the forecast of this index is applied at the metropolitan statistical area (“MSA”) level. As of the fourth quarter of 2012, the house price assumptions used in both models (in terms of both the historical measurement and the forecasts of the respective house price indices used) were similar at the aggregate national level, with more variation observed at the disaggregated state level.

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Future Modifications: The old model did not explicitly incorporate an assumption about future (i.e., forecasted) mortgage modification activity. Through its use of historical data and scaling factors, the old model, in its projections, implicitly assumed that future mortgage modifications would have an effect on prepayment, default, and loss severity rates consistent with our observations of recent historical periods of collateral performance. The new model incorporates, as an explicit assumption, forecasts of future modifications.

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Servicer Advances: In the old model, assumptions related to our expectation of servicer advances were applied at an aggregate level via adjustments to overall loss severity rates. The new model incorporates assumptions about servicer advances explicitly at a disaggregated “loan cluster” level, which gives recognition to the specific current and forecasted delinquency status of the loan cluster.

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Delinquency Status: The old model tracked and considered delinquency status for past-due loans using the following categories: 30 days delinquent, 60 days delinquent, and 90 or more days delinquent or in foreclosure. The new model tracks and considers delinquency status of past-due loans at an increased level of disaggregation. While the new model uses the same general categories as the old model, in addition, the new model tracks and gives recognition to the actual number of months past due for loans that are 90 or more days delinquent, effectively disaggregating that category further than the old model.

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Updated Borrower Credit Information: The old model did not explicitly incorporate changes in borrower credit information (subsequent to loan origination) as an input. The old model used other information as its primary indicators of potential changes in a borrower’s credit standing, including (i) an estimate of the change (from origination) in a borrower’s loan-to-value ratio and (ii) a borrower’s current delinquency status. The new model incorporates updated borrower credit information from TransUnion Credit Bureau.

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

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Foreclosure Timelines: The effect of extensions in foreclosure timelines is considered in the loss severity rates of both models. The old model included the effects indirectly, through aggregate-level adjustments to loss severity assumptions; the adjustments were based upon and supported by studies of the historical correlation between the length of defaulted loan liquidation timelines and observed loss severity experience. The new model explicitly includes foreclosure extension timelines in its loss severity modeling, incorporating those effects at a further level of disaggregation.

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Calibration: While both the old and new models were estimated (i.e., initially developed) on a disaggregated basis, the ongoing, periodic calibration of the old model was performed using aggregated scaling factors. The ongoing, periodic calibration of the new model is generally performed on a disaggregated basis.

The changes mentioned above in aggregation levels and assumptions had an overall impact on the general model outputs as follows:

•	Default: The old model generally estimated lower levels of default relative to the new model.

•	Severity: The old model generally estimated lower severity levels relative to the new model.

•	Prepayment: The old model generally estimated higher levels of prepayment relative to the new model.

These changes can be seen by comparing Table 7.3 in the fourth-quarter of 2012 to Table 7.3 in the third-quarter of 2012. While the majority of the changes between the tables’ values reflect the impact of the change in models, the changes also reflect the effect of collateral updates and macro-economic factor changes that took place in the fourth-quarter.

It should be noted that both models produced similar overall estimates of cash flows expected to be collected for the aggregate non-agency mortgage-related securities portfolio, but generally produced differences at the security level. OTTI was recognized for impaired securities for which the estimates of cash flows deteriorated while increased interest income will be recognized over time for securities for which significant improvements in cash flows were estimated.

•	Tell us the data sources used for the third-party model compared to the data sources you previously utilized.

The following main data inputs are from the same source:

•	The implied forward interest rate curves,

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

•	Intex information for security structure setup, and

•	Loan Performance for collateral level information to calibrate the model.

Updated collateral level information used in model execution comes from different sources, but is substantially the same. The old model sourced this information from Intex, while the new model sources this updated information from Loan Performance (or Intex if Loan Performance data is not available).

As discussed above, a main data source which differs among the old and new models is the single-family house price index used. The single-family house price assumptions used in the old model were based upon an internal house price index. The forecast of this index was applied at the state level. The single-family house price assumptions used in the new model are based upon historical price movements as indicated by the Case-Shiller Index, and the forecast of this index is applied at the MSA level. As of the fourth quarter of 2012, the house price assumptions used in both models were similar at the aggregate national level, with more variation observed at the disaggregated state level.

•	We note from Table 66 that your coverage outstanding from bond insurance was $8.7 billion. Tell us the expected recovery ranges by counterparty included in your OTTI analysis as of December 31, 2012.

[Paragraph redacted]

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You state on page 120 that the lengthening of the foreclosure timelines that has occurred in recent years can also affect your losses on mortgage-related securities. Confirm that you consider this factor in your severity rates for OTTI, and tell us how this factor has contributed to the amount of impairment recognized in earnings in 2012.

As stated above, the effect of extensions in foreclosure timelines is considered in the loss severity rates of both the old and new models. The old model included the effect indirectly, through aggregate-level adjustments to loss severity assumptions; the adjustments were based upon and supported by studies of the historical correlation between the length of defaulted loan liquidation timelines and observed loss severity experience. The new model explicitly includes foreclosure extension timelines in its severity modeling, incorporating those effects at a further level of disaggregation.

We do not have data on the impact of foreclosure timeline extension on any specific reporting period’s OTTI estimate. However, in general, the extension of foreclosure timelines will increase severity in home price environments where home prices are declining, stable or slightly increasing, and OTTI will be negatively impacted by that relationship.

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

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Freddie Mac acknowledges that (i) Freddie Mac is responsible for the accuracy and adequacy of the disclosure in the SEC filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the SEC filing; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel – Securities (703-903-2710).

Sincerely,

/s/ Ross Kari

Ross Kari

Executive Vice President – Chief Financial Officer

cc:	Mr. Donald Layton, Chief Executive Officer

Ms. Carolyn H. Byrd, Freddie Mac Audit Committee Chairman

Mr. John Oliver, PricewaterhouseCoopers LLP

Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency

Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83